Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

August 17, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 2054

Attn:	Ronald (Ron) E. Alper
Pam Long

Re:	Aimei Health Technology Co., Ltd
Amendment No. 1 to Registration Statement on Form S-1
Filed July 24, 2023
File No. 333-272230

Dear Mr. Alper and Ms. Long:

On behalf of Aimei Health Technology Co., Ltd (the “Company”‘), we are hereby responding to the letter dated August 7, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed on July 24, 2023, File No. 333-272230 (the “Registration Statement”).

In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Amended Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1 filed July 24, 2023

Redemption Rights, page 18

1.	We note that the Amended and Restated Articles of Association filed as Exhibit 3.2 include a provision at Article 35.5(c) that you may limit redemptions to ensure that you will have net tangible assets of at least $5,000,001 immediately prior to or upon an initial business combination, after payment of underwriting fees and commissions. Please describe this limitation here and where similar disclosure appears in the prospectus.

RESPONSE: The Company acknowledges the Staff’s comment and has today refiled Exhibit 3.2 with the Amended Registration Statement, removing the referenced limitation. No disclosure appears in the prospectus regarding that limitation.

If we seek shareholder approval of our business combination . . ., page 29

2.	We note your disclosure in this risk factor indicating that any acquired public shares will be voted as contemplated by Question 166.01 of the Division’s Tender Offers and Schedules C&DI. Rather than simply referring to the C&DI, please include narrative disclosure explaining that securities purchased by the sponsor or its affiliates would not be voted in favor of approving the business combination, and reconcile conflicting statements such as that affiliated purchasers “may influence a vote in favor of a proposed business combination” and that the purpose of the purchases would be to “increase the likelihood of obtaining shareholder approval.”

RESPONSE: The Company acknowledges the Staff’s comment and has included the requested narrative disclosure and reconciled the conflicting statements.

PRC Approvals, page 88

3.	We note your disclosure here and elsewhere that you do not believe you are required to obtain any permissions or approvals from the CRSC, CAC or any other governmental entity to issue securities or list on a U.S. exchange. Clarify whether any permissions or approvals are required to search for a target company. Please also explain the basis for your conclusion that no permissions or approvals are required. If your conclusion is based on an opinion of counsel, please file the opinion as an exhibit to the registration statement.

RESPONSE: The disclosure has been revised as per the Staff’s comment. The basis for the Company’s conclusion that no permissions or approvals are required is the Company’s management and discussions it has had within the industry. The Company notes that the conclusion is not based on an opinion of counsel.

Certain Relationships and Related Party Transactions, page 111

4.	We note your response to comment 9 and we reissue it. Please revise to clarify how Arc Group Limited is a related party. For example, clarify whether there Arc Group officers, directors or shareholders who also are also officers, directors or shareholders of the company or the sponsor.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that Arc Group Limited is not a related party. None of Arc Group’s officers, directors or shareholders are also officers, directors or shareholders of the company or the sponsor. Accordingly, the company has removed all disclosure regarding Arc Group from the section titled “Certain Relationships and Related Party Transactions” in the Amended Registration Statement.

Enforcement of Civil Liabilities in Hong Kong and China, page 121

5.	Please identify the independent director who is a resident of the PRC, here and where similar disclosure appears in the prospectus. See prior comment 10.

RESPONSE: Ms. Lin Bao is an independent director and a resident of the PRC. Her country of residence is disclosed on the cover page and in her biography which appears on page 103 of the Amended Registration Statement.

General

6.	As requested in prior comment 12, please include disclosure addressing the impact that PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

RESPONSE:

The Company acknowledges the Staff’s comment and advises that discussion of the impact of PRC law or regulation on cash flows is included on page 49 of the Amended Registration Statement.

Please call me at (212) 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Andrei Sirabionian
Andrei Sirabionian
Partner